December 17, 2007	Rajib Chanda
(202) 508-4671
rajib.chanda@ropesgray.com

VIA EDGAR

Mr. Chad Eskildsen

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust II December 31, 2006 Annual Report (Registration Nos. 033-43089 and 811-06431)

Dear Mr. Eskildsen:

I am writing on behalf of Managers Trust II (the “Trust”) to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by you to the Managers Trust II Funds December 31, 2006 Annual Report for the Managers Mid-Cap Fund, Managers Balanced Fund, Managers High Yield Fund and Managers Fixed Income Fund (the “Annual Report”). The Trust appreciates the opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Annual Report.

1.	Comment: On page 3, as provided in Item 22(d)(1) of Form N-1A, disclose the expense ratio during the period for each of the classes.

Response: The Staff’s comment is noted and the Trust will reflect this comment in the future.

2.	Comment: On page 13 under “Portfolio Breakdown” it shows that the Managers Balanced Fund invests 30.2% in Industrials. Please explain why this investment in Industrials is not discussed in the principal investment strategy and principal risk sections of the prospectus.

Response: The “Portfolio Breakdown” table discloses percentages of the Managers Balanced Fund’s investment by sector, which is a broader category than an industry. The Fund determines industry concentration by reference to the classifications set forth in the Directory of Companies Filing Annual Reports with the U.S. Securities and Exchange Commission or other sources. Under those classifications, the Fund is not concentrated in any industry. If the Fund were to be concentrated in an industry, it would add appropriate disclosure to its prospectus.

3.	Comment: On page 23 under “Portfolio Breakdown” it shows that the Managers High Yield Fund invests 83.0% in Industrials. Please explain why this investment in Industrials is not discussed in the principal investment strategy and principal risk sections of the prospectus.

Response: The “Portfolio Breakdown” table discloses percentages of the Managers High Yield Fund’s investment by sector, which is a broader category than an industry. The Fund determines industry concentration by reference to the classifications set forth in the Directory of Companies Filing Annual Reports with the U.S. Securities and Exchange Commission or other sources. Under those classifications, the Fund is not concentrated in any industry. If the Fund were to be concentrated in an industry, it would add appropriate disclosure to its prospectus.

4.	Comment: On page 32 under “Portfolio Breakdown” it shows that the Managers Fixed Income Fund invests 37.5% in Industrials and 27.6% in Finance. Please explain why these investments in Industrials and Finance are not discussed in the principal investment strategy and principal risk sections of the prospectus.

Response: The “Portfolio Breakdown” table discloses percentages of the Managers High Yield Fund’s investment by sector, which is a broader category than an industry. The Fund determines industry concentration by reference to the classifications set forth in the Directory of Companies Filing Annual Reports with the U.S. Securities and Exchange Commission or other sources. Under those classifications, the Fund is not concentrated in any industry. If the Fund were to be concentrated in an industry, it would add appropriate disclosure to its prospectus.

5.	Comment: On page 52 in the last paragraph of Note 1(c) in the “Notes to Financial Statements” disclose on a disaggregated basis the amount of reimbursement, showing individual years and amounts, as is done for capital loss carryforwards.

Response: We believe that neither Form N-1A nor standard industry practice requires the Trust to show the amount of reimbursement on a disaggregated basis. Furthermore, we believe the current disclosure is adequate and that shareholders’ understanding of the financial transactions at issue would not be enhanced by the suggested disclosure.

6.	Comment: Please include a “Tandy” representation in your Response Letter.

Response: The requested representation is included below.

As requested, we acknowledge the following on behalf of the Trust: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda